HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                  harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414

                                  July 12, 2017


John Stickel
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


      RE:   The Diamond Cartel, Inc.
            Registration Statement on Form S-1
            File No. 333-215884


     The July 23, 1990 House Committee Report on the Penny Stock Reform Act (101st Congress, 2d Session, House of Representatives, Report 101-617) provides further support to our argument that the Penny Stock Reform Act was not designed to apply to offerings where no cash is raised

     On page 23 of the report, under the heading "Blank Check Offerings", is the following:

         "The bill thus mandates that the Commission adopt the new blank check rules which the Committee expects will contain at least three critical elements: (1) information regarding the company to be acquired by the blank check company prior to or after the date the registration becomes effective; (2) limitations on the use of proceeds of blank check offerings and the distribution of the securities of the issuer until such time as adequate disclosure has been made; and (3) a right of rescission for shareholders who disapprove of the disclosed acquisition.

      With respect to these "critical elements":

         (1) Information regarding the target company to be acquired will be provided in a post-effective amendment to the Company's registration statement;

         (2) The Company's securities will not be sold for cash, hence there is no requirement to impose "limitations on the use of proceeds"; and

         (3) Each shareholder of the target company will have the chance to accept or decline the Company's offer after the shareholder has been provided Form S-4 level information.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart






WTH:tg